Letterhead of

NGA HoldCo, LLC

October 16, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attn:	Rufus Decker, Accounting Branch Chief

Re:	NGA HoldCo, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008 and

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Commission File No. 0-52734

Ladies and Gentlemen:

This letter is being provided by NGA HoldCo, LLC (the “Company”) in response to the comments on the Company’s above-referenced filings set forth in the Staff’s comment letter, dated October 2, 2009 (the “Comment Letter”). Set forth below is the text of each of the Staff’s comments. The text of each comment is followed by the Company’s response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

Comment 1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:	In accordance with this comment, included in our response to the following comments is the revised disclosure that will be included in our future filings, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies

Investment in Resorts, page 37

Comment 2.

In the interest of providing readers with a better insight into management’s judgments in accounting for impairments in equity method investments, please consider disclosing the following:

•       Please disclose the types of adverse events or changes in circumstances that you would consider to be impairment indicators for your equity method investments, and how frequently you evaluate for these types of events and circumstances;

•       Sufficient information to enable a reader to understand how you apply your discounted cash flow model in estimating the fair value of your equity method investments and why management selected this method as being the most meaningful in preparing your impairment analyses;

•       How you determine the appropriate discount rates to apply in your impairment analysis;

•       Please expand your discussion of the significant estimates and assumptions used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others; and

•       If applicable, how the assumptions and methodologies used for valuing equity method investments in the current year have changed since the prior year, highlighting the impact of any changes.

Response:

The following is a revision of the disclosure in our 2008 Form 10-K that represents what our year end disclosure would have contained, and (subject to appropriate revision to reflect changes in the facts and circumstances) what our future disclosure in our filings will contain, in response to the foregoing comment [revisions to the disclosure included in the 2008 Form 10-K are reflected in bold-italic font].

Investment in Resorts

The Company accounts for its 17.0359% investment in Resorts using the equity method of accounting in accordance with Emerging Issues Task Force (“EITF”) D-46 “Accounting for Limited Partnership Investments”. The Company considers on a quarterly basis whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that the recorded value may not be recoverable. If the Company considers any such decline to be other than temporary, then a write-down would be recorded to estimated fair value. Evidence of a loss in value that may be other than temporary might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of our investment or the inability of Resorts to sustain an earnings capacity that would justify the carrying amount of the investment. In evaluating whether the loss in value is other than temporary, we consider: 1) the length of time and the extent to which the fair value has been less than cost; 2) the financial condition and near-term prospects of Resorts, including any specific events which may influence the operations of Resorts; 3) our intent and ability to retain our investment in Resorts for a period of time sufficient to allow for any anticipated recovery in fair value; 4) the condition and trend of the economic cycle; 5) Resorts financial performance and projections; 6) trends in the general market; and 7) Resorts capital strength and liquidity.

In determining whether the fair value of our investment in Resorts is less than our carrying value, we use a discounted cash flow model as our principal technique. Our model incorporates an estimated weighted-average cost of capital that a market participant would use in evaluating the investment in a purchase transaction. The estimated weighted-average cost of capital is based on the risk free interest rate and other factors such as current risk premiums. We use the discounted cash flow model as it provides greater detail and opportunity to reflect specific facts, circumstances and economic conditions for our investment. Comparable business transactions are often limited in number, the information can be dated, and often require significant adjustments due to differences in the size of the business, markets served and other factors. We therefore believe that in our circumstance, this makes comparisons to business transactions less reliable than the discounted cash flows model. However, we do consider comparable business transactions as a reasonableness test of our principal technique.

In performing this impairment test, we take steps to ensure that appropriate and reasonable cash flow projections and assumptions are used. We also perform sensitivity analyses on the key assumptions used, including the weighted-average cost of capital. Based upon the assumptions used by management, we calculated a discount rate of 14% for the discrete period and 11.5% for the terminal period.

Below is a sensitivity analysis regarding the aggregate fair value of Resorts to changes in the discount rate as of December 31, 2008, the date of our analysis (in thousands):

Discrete period
Approximate decrease in fair value from a 100 basis point increase	$	(490)
Approximate increase in fair value from a 100 basis point decrease		530

Terminal period
Approximate decrease in fair value from a 100 basis point increase		(1,930)
Approximate increase in fair value from a 100 basis point decrease		2,050

As a result of the Company’s annual impairment test on its investment, the Company recognized a non-cash impairment charge of $3.6 million in 2008 relating solely to its investment in Resorts. The impairment charge resulted from factors impacted by current economic conditions, including: 1) lower marked valuation multiples for gaming assets; 2) higher discount rates resulting from the turmoil in the credit and equity markets; 3) current cash flow forecasts for Resorts.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009

Controls and Procedures, page 12

Comment 3.	Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:	In future filings, beginning with our September 30, 2009 Form 10-Q, we will revise our disclosure to state that our disclosure controls and procedures are effective, or not effective, as the case may be, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

In submitting this response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have made every effort to be fully responsive to your comments. If you have any questions concerning our responses or require any additional information, please do not hesitate to contact the undersigned at 713-559-7403.

Sincerely,

NGA HOLDCO, LLC

By:	/S/ ROGER A. MAY
Roger A. May, Manager

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